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Exhibit 99(a)(5)(vii)

CONTINENTAL MATERIALS CORPORATION
200 SOUTH WACKER DRIVE, SUITE 4000
CHICAGO, IL 60606-5821

FOR IMMEDIATE RELEASE	CONTACT: Mark S. Nichter (312) 541-7207

CONTINENTAL MATERIALS CORPORATION ANNOUNCES
FINAL RESULTS OF DUTCH AUCTION TENDER OFFER

        CHICAGO, May 26—Continental Materials Corporation (AMEX; CUO) announced today the final results of its modified Dutch auction tender offer for up to 400,000 shares of its common stock. The self-tender offer expired at 5:00 p.m., New York City time, on May 20, 2005.

        Based on the final count by the depositary for the tender offer, 103,210 shares of common stock were properly tendered and not withdrawn at or below $30.50 per share. Continental Materials has accepted for purchase all 103,210 shares and will promptly pay $30.50 per share, in accordance with the terms of the offer.

        Any questions regarding the tender offer may be directed to Georgeson Shareholder Communications at (877) 278-4412.

About Continental Materials:

        Continental Materials Corporation is headquartered in Chicago, Illinois and operates through subsidiaries in the construction materials and heating and air conditioning industries. The construction materials segment produces and sells ready mix concrete and construction aggregates along the Front Range in Colorado. This segment also fabricates and sells steel and wood doors and other types of construction materials, including steel reinforcement bars. The Company's heating and air conditioning segment makes wall furnaces, console heaters, fan coils, and evaporative air coolers that are marketed to wholesale distributors and retail home centers, mainly in the Western and Southwestern United States.

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  Exhibit 99(a)(5)(vii)
CONTINENTAL MATERIALS CORPORATION ANNOUNCES FINAL RESULTS OF DUTCH AUCTION TENDER OFFER